Exhibit 99-1
                                                                    ------------



                                 [LOGO OMITTED]
                                    VocalTec


        VocalTec Furnishes to the U.S. Securities and Exchange Commission Combined Pro Forma Financial Statements of Tdsoft and VocalTec for Fiscal 2004
                     and the Six Months Ended June 30, 2005

HERZLIA, Israel, November 21, 2005 - VocalTec Communications Ltd. (Nasdaq: VOCL) (the "Company"), a telecom equipment provider offering packet voice solutions for carriers and service providers, today announced that it has furnished to the U.S. Securities and Exchange Commission under cover of a Form 6-K combined pro forma financial statements of Tdsoft Ltd. ("Tdsoft") and the Company for the year ended December 31, 2004 and the six-month period ended June 30, 2005.

On October 27, 2005, the Company, Tdsoft and shareholders of Tdsoft entered into a Share Sale and Purchase Agreement. The consummation of the transaction is subject to, among other matters, approval by the Company's shareholders. The Company's shareholders are scheduled to vote on the transaction on November 24, 2005.

About Tdsoft Ltd.

Tdsoft is a leading global provider of voice-over-IP (VoIP) gateways for carriers. At the forefront of gateway development for over a decade, Tdsoft's solutions enable telecommunications service providers to leverage existing infrastructure while migrating smoothly to the new public network. Deployed worldwide by dozens of major carriers seeking best-of-breed solutions, Tdsoft's standards-based VoIP gateways are interoperable with leading Class 5 legacy switches and softswitches. Tdsoft is privately owned with strong investor backing from prominent US and international venture capital firms and corporations.

www.tdsoft.com

About VocalTec Communications Ltd.

VocalTec is a telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base includes Deutsche Telekom, Intelcom San Marino (a subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Softswitch Platform offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.

www.vocaltec.com

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:
VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com

or

Tdsoft Ltd.
Dan Ostroff
Tel: (Israel) +972-9-9703888
dan@tdsoft.com